FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Other news

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges.

Pursuant to Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we wish to inform you that the Bank has initiated the process of transfer of its entire stake in the equity share capital of Goods & Services Tax Network (GSTN) to various State Governments as provided below.

a.	Name of the target entity, details in brief as size, turnover etc.	Goods & Services Tax Network Worldmark – 1, East Wing, 4th floor, Aerocity, New Delhi – 110037 Total assets: ₹ 5.86 billion (March 31, 2019) Total income: ₹ 3.39 billion (FY2019)
b.	Whether the transfer would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being transferred? If yes, nature of interest and details thereof and whether the same is done at “arms length”

The details of various State Governments are as under:

1.       Government of Assam – 0.14%

2.       Government of Goa – 0.82%

3.       Government of Kerala – 0.82%

4.       Government of Manipur – 0.82%

5.       Government of Tripura – 0.82%

6.       Government of West Bengal – 0.82%

7.       Government of Delhi – 0.82%

8.       Government of Jharkhand – 0.82%

9.       Government of Uttar Pradesh – 0.82%

10.     Government of Chhattisgarh – 0.82%

11.     Government of Madhya Pradesh – 0.82%

12.     Government of Arunachal Pradesh – 0.82%

13.     Government of Telangana – 0.81%

This transaction does not constitute a related party transaction. ICICI Bank has no promoters. None of the group companies of ICICI Bank (including ICICI Bank) have any interest in the transferees.

c.	industry to which the entity being transferred belongs	GSTN is a non-profit organization setup for facilitating the collection of Goods & Services Tax (GST).
d.	objects and effects of transfer (including but not limited to, disclosure of reasons for transfer of target entity, if its business is outside the main line of business of the listed entity)

Shareholders of GSTN in their Extra-Ordinary General Meeting held on June 21, 2019 accorded an in-principle approval for share transfer from Non-Government Institutions to Central and State Governments.

Pursuant to the said transfer, the shareholding of ICICI Bank in GSTN would become zero.

e.	Brief details of any governmental or regulatory approvals required for the transfer	No approvals required
f.	Indicative time period for completion of the transfer	By end of March 2020
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Aggregate cash consideration of ₹ 10.0 million from State Governments as mentioned above
h.	The price at which the shares are being transferred	₹ 10.0 per share
i.	Percentage of shareholding / control divested and / or number of shares transferred	Transfer of 1,000,000 shares (10.0% stake) to State Governments as mentioned above

j.	Brief background about the entity transferred in terms of products/line of business transferred, date of incorporation, history of last 3 years turnover, country in which the transferred entity has presence and any other significant information (in brief)

GSTN is a Section 8 Company as per the Companies Act, 2013. It was incorporated with primarily the following objects:

•     to provide information technology and communications related infrastructure and services to Government, other stakeholders for smooth transitioning to the GST regime.

•     to promote trade and commerce by providing easily accessible, quick and efficient information technology and communications related services to the public and Government.

•     to assist and engage with various stakeholders in preparing information technology and communications related infrastructure for smooth roll out of any information technology driven initiatives and other e-governance initiatives of the Government or any department or agency of the Government, specifically for the roll out of the GST.

History of last 3 years total revenue:

FY2019: ₹ 3,390.5 million

FY2018: ₹ 1,700.2 million

FY2017: ₹ 83.8 million

Country of presence: India

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 25, 2019	By:	/s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager